Nicor Gas Company Form 10-K/A Exhibit 12.01

Nicor Gas Company

Computation of Consolidated Ratio of Earnings to Fixed Charges (As Restated (1))

(thousands)

	Year ended December 31
	2001	2000	1999	1998	1997
Earnings available to cover fixed charges:

Net income	$98,806	$12,584	$96,010	$94,119	$106,922

Add: Income taxes	57,000	520	55,809	55,299	64,714

Fixed charges	45,431	44,863	38,917	44,870	46,886

Allowance for funds used during construction	(241)	(363)	(118)	(269)	(11)

	$200,996	$57,604	$190,618	$194,019	$218,511

Fixed charges:

Interest on debt	$43,542	$42,365	$39,245	$42,624	$45,246

Other interest charges and amortization of debt discount, premium, and expense, net	1,889	2,498	(328)	2,246	1,640

	$45,431	$44,863	$38,917	$44,870	$46,886

Ratio of earnings to fixed charges	4.42	1.28	4.90	4.32	4.66

(1)	See Notes to the Consolidated Financial Statements – Reclassifications and – Restatement beginning on page 25.